Aetos Capital Multi-Strategy Arbitrage Fund, LLC

Aetos Capital Distressed Investment Strategies Fund, LLC

Aetos Capital Long/Short Strategies Fund, LLC

c/o Aetos Alternative Management, LLC

875 Third Avenue

New York, NY 10022

May 27, 2015

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Ms. Deborah D. Skeens and Mr. Jason Fox, Division of Investment Management

Re:	Aetos Capital Multi-Strategy Arbitrage Fund, LLC (File Nos. 333-194890 and 811-21061),
Aetos Capital Distressed Investment Strategies Fund, LLC (File Nos. 333-194893 and 811-21059)
and Aetos Capital Long/Short Strategies Fund, LLC (File Nos. 333-194888 and 811-21058)

Dear Ms. Skeens and Mr. Fox:

Thank you for your telephonic comments on April 23, 2015 and May 1, 2015 regarding the post-effective amendments to the registration statements (each, a “Registration Statement,” and collectively, the “Registration Statements”) for each of Aetos Capital Multi-Strategy Arbitrage Fund, LLC, Aetos Capital Distressed Investment Strategies Fund, LLC and Aetos Capital Long/Short Strategies Fund, LLC, (each a “Fund,” and collectively, the “Funds”), filed with the Securities and Exchange Commission (the “SEC” or “Commission”) on March 30, 2015 on Form N-2, and the financial statements therein, which were incorporated by reference from the certified shareholder reports for each of the Funds, filed with the SEC on April 7, 2015 on Form N-CSR (each, a “Certified Shareholder Report,” and collectively, the “Certified Shareholder Reports”). Below, we provide your comments and the Funds’ responses. As we discussed with respect to each of these Funds, to the extent edits to the post-effective amendments to the Registration Statements filed on March 30, 2015 are necessary to respond to the comments, they will be reflected in a post-effective amendment to the Registration Statement for each of the Funds, which will be filed via EDGAR on or about May 27, 2015.

Comment 1.

Please amend the Funds’ N-PX filings filed with the SEC on August 22, 2014 to include the signature of the Funds’ principal executive officer or officers pursuant to General Instruction F of Form N-PX.

Response 1. In response to the Staff’s comment, the Funds inform the Staff that the Funds will file amendments to the above-referenced N-PX filings with the SEC on or about May 29, 2015, and that such amended filings are in accordance with the requirements of Section 30 of the Investment Company Act of 1940, as amended, and Rule 30b1-4 thereunder.

Comment 2.

Please re-file the Report of the Independent Registered Public Accounting Firm exhibit to the Funds’ Annual Reports on Form N-SAR filed with the SEC on March 31, 2015 to include the name of the independent registered public accounting firm issuing such report.

Response 2. In response to the Staff’s comment, the Funds confirm to the Staff that the Funds will file amendments to the above-referenced Annual Reports with the SEC on or about May 29, 2015, and that such amended filings include the name of the independent registered public accounting firm and comply with the requirements of Form N-SAR.

Comment 3.

Please provide an explanation of why the line item for “Investments in Portfolio Funds, in advance” is treated as an asset in the Statement of Assets and Liabilities on page 11 of the Funds’ Certified Shareholder Reports.

Response 3. In response to the Staff’s comment, the Funds confirm to the Staff that, to the extent applicable, the Funds will include additional disclosure regarding the “Investments in Portfolio Funds, in advance” line item within Note 8 of the accompanying Notes to the Financial Statements in subsequent Certified Shareholder Report filings with the SEC. The Funds also inform the Staff supplementally that the line item “Investments in Portfolio Funds, in advance” represents situations where the Funds have wired money to an underlying Portfolio Fund in relation to a subscription to that Portfolio Fund prior to the effective date of such subscription. Although Portfolio Fund subscriptions are typically effective on the first day of the month, the Portfolio Funds require receipt of that money prior to that date. With respect to the Funds’ Certified Shareholder Reports filed with the SEC on April 7, 2015, the subscription cannot be included in the Schedule of Investments as of January 31, 2015 because the subscription is not effective with the Portfolio Fund until February 1, 2015, although the Aetos Capital Long/Short Strategies Fund has advanced to the underlying Portfolio Fund the cash with which the subscription will be made. Consequently, the Fund has recorded the transaction as an “Investment in Portfolio Fund, in advance.” The details of the investment are included in the Note 8 of the accompanying Notes to the Financial Statements.

Comment 4.

We note that portions of the filings are incomplete, e.g., acquired fund fees and expenses. Please confirm that all outstanding information, including all of the required exhibits, will be filed by amendment.

Response 4. The Funds confirm that all required information and exhibits to the Registration Statement will be included in one or more post-effective amendments filed prior to effectiveness.

Prospectus Cover Page

Comment 5.

Please revise the Prospectus cover page to increase the prominence of the following statement: “An investment in a Fund should be viewed as a long-term investment. Because you will be unable to sell your Interests, you will be unable to reduce your exposure on any market downturn.”

Response 5. In response to the Staff’s comment, the Funds confirm that the disclosure referenced by the Staff appears as a separate, stand-alone paragraph in bold font on the front cover of the Prospectus.

Comment 6.

Please include the following statement from page 7 of the Prospectus Summary on the Prospectus cover page: “Each Fund has no present intention of making periodic distributions of its net income or gains, if any, to Members.”

Response 6. In response to the Staff’s comment, the disclosure below has been added to the front cover of the Prospectus:

Distribution Policy. Each Fund has no present intention of making periodic distributions of its net income or gains, if any, to investors who purchase and other persons who acquire Interests and are admitted to a Fund by its Board.

Prospectus Summary

Comment 7.

Please describe specifically the investment strategies of each Fund under the heading “Investment Objective and Principal Strategies” on page 1 of the Prospectus Summary. Please provide a description of the risks applicable to each Fund’s investment strategies separately under the heading “Risks and Special Considerations” on page 9 of the Prospectus Summary and in the “Risks Factors” section beginning on page 16 of the Prospectus.

Response 7. In response to the Staff’s comment, the bolded disclosure below has been added to the Prospectus Summary under the heading “Investment Objective and Principal Strategies”:

The Aetos Capital Multi-Strategy Arbitrage Fund allocates its assets among a select group of Portfolio Managers that utilize a variety of arbitrage investment strategies to produce an attractive absolute return on invested capital, largely independent of the various benchmarks associated with traditional asset classes. The Aetos Capital Multi-Strategy Arbitrage Fund is intended to be a vehicle by which investors can access a portfolio of high quality arbitrage strategies, constructed and monitored using dedicated resources and disciplined methodologies.

The Aetos Capital Distressed Investment Strategies Fund allocates its assets among a select group of Portfolio Managers across a variety of distressed investment strategies to produce an attractive absolute return on invested capital, largely independent of the various benchmarks associated with traditional asset classes. The Aetos Capital Distressed Investment Strategies Fund is intended to be a vehicle by which investors can access a portfolio of high quality distressed investment strategies, constructed and monitored using dedicated resources and disciplined methodologies.

The Aetos Capital Distressed Investment Strategies Fund will, under normal market conditions, invest at least 80% of its net assets (which includes borrowings for investment purposes) in Portfolio Funds (as defined below) or with Portfolio Managers that invest primarily in distressed securities. This investment policy is a non-fundamental policy of Aetos Capital Distressed Investment Strategies Fund and may be changed by the Board. Aetos Capital Distressed Investment Strategies Fund will notify Members at least 60 days’ prior to any change in this investment policy. The determination of whether a Portfolio Fund or a Portfolio Manager invests primarily in distressed securities is made by the Investment Manager in its sole discretion. Such determinations are reevaluated regularly by the Investment Manager. For a description of the risks associated with investments in distressed securities, see “Risk Factors—Distressed Securities.”

The Aetos Capital Long/Short Strategies Fund allocates its assets among a select group of Portfolio Managers across a variety of long/short strategies to produce an attractive absolute return on invested capital, largely independent of the various benchmarks associated with traditional asset classes. In addition, the Aetos Capital Long/Short Strategies Fund may allocate a portion of its assets to Portfolio Managers that invest in short only strategies under certain circumstances in order to achieve a desired balance between its relative long and short exposure. The Aetos Capital Long/Short Strategies Fund is intended to be a vehicle by which investors can access a portfolio of high quality long/short strategies, constructed and monitored using dedicated resources and disciplined methodologies. Long/short strategies are investments that combine long positions in undervalued common stocks or corporate bonds and short positions in overvalued common stocks or corporate bonds in order to focus on generating positive returns through the Portfolio Manager’s ability to select securities through fundamental analysis, while hedging out some portion of market risk.

We also respectfully submit that the principal risks applicable to each Fund are substantially the same and are set out under “Risk Factors and Special Considerations” on page 9 of the Prospectus Summary.

Comment 8.

The following statement is made under the heading “Investment Objective and Principal Strategies” on page 2 of the Prospectus Summary: “The determination of whether a Portfolio Fund or a Portfolio Manager invests primarily in distressed securities is made by the Investment Manager in its sole discretion.” Could you please provide an explanation of the criteria used by the Investment Manager to make this determination.

Response 8. In response to the Staff’s comment, the Funds inform the Staff supplementally that during its due diligence review of Portfolio Managers, the Investment Manager reviews the investment strategies and methodologies along with the compliance policies and procedures utilized by each Portfolio Manager when selecting investments for Portfolio Funds and Portfolio Accounts to determine whether those strategies and methodologies are consistent with the investment objective of the respective Funds. With respect to the Aetos Capital Distressed Investment Strategies Fund, per the disclosure on page 24 of the prospectus under the heading “Risk Factors—Distressed Securities,” the Investment Manager generally considers distressed securities to be the securities of companies that “may be in transition, out of favor, financially leveraged or troubled, or potentially troubled, and may be or have recently been involved in major strategic actions, restructurings, bankruptcy, reorganization or liquidation.”

Comment 9.

Please reformat in bold font the following statement made under the heading “Valuation” on page 5 of the Prospectus Summary: “In this regard, a Portfolio Manager may face a conflict of interest in valuing the securities, as their value will affect the Portfolio Manager’s compensation.”

Response 9. In response the Staff’s comment, the Funds inform the Staff that the requested change has been made.

Comment 10.

The following statement is made under the heading “Risks and Special Considerations” on page 9 of the Prospectus Summary: “Portfolio Funds may pursue investment strategies or make individual investments that have not been fully disclosed to the Investment Manager and are different from those expected to be made at the time a Fund made its decision to invest in the Portfolio Funds.” Please clarify what steps, if any, the Investment Manager will take in the event a Portfolio Fund does not fully disclose its investment strategies or individual investments to the Investment Manager.

Response 10. In response the Staff’s comment, the Funds inform the Staff supplementally that the Investment Manager performs a due diligence review of the investment program of each Portfolio Fund and its respective Portfolio Manager prior to completing an investment. Additionally, the Investment Manager conducts due diligence reviews of existing Portfolio Funds and Portfolio Managers on an ongoing basis subsequent to an initial investment. This ongoing due diligence review includes obtaining certain information relating to a Portfolio Fund’s investment exposures on a periodic basis and comparing Portfolio Fund investment returns against the Investment Manager’s expectations of such returns based on the Investment Manager’s understanding of the Portfolio Fund’s investment portfolio. In circumstances where actual vs. expected returns differ beyond a predetermined threshold, the Investment Manager will follow-up with the Portfolio Manager to obtain a further understanding of the Portfolio Fund’s investment portfolio. Despite the diligence processes and procedures undertaken by the Investment Manager, there may be investments made or investment strategies adopted by the Portfolio Manager that were not anticipated by the Investment Manager. If the Investment Manager becomes aware of such investments or strategies and is not satisfied with the results of further due diligence, it will re-evaluate whether the relevant Fund’s investment in such Portfolio Fund should be retained.

Comment 11.

Please provide information describing the conflicts of interest referred to within the following statement under the heading “Risks and Special Considerations” on page 10 of the Prospectus Summary: “The Investment Manager and Portfolio Managers may have conflicts of interest that could interfere with their management of the Funds or the Portfolio Funds, respectively.” Additionally, please include a cross-reference following the above-referenced statement to the “Conflicts of Interest” subheading within the “Risks Factors” section of the Prospectus.

Response 11. In response to the Staff’s comment, the Funds inform the Staff that the bolded disclosure below has been added to the risk factor described in the Staff’s comment:

The Investment Manager and Portfolio Managers may have conflicts of interest that could interfere with their management of the Funds or the Portfolio Funds, respectively. For example, the Investment Manager and its affiliates, as well as many of the Portfolio Managers and their respective affiliates, provide investment advisory and other services to clients other than the Funds and Portfolio Funds, and the side-by-side management of these clients may raise potential conflicts of interest relating to the allocation of investment opportunities. See “Risk Factors—Conflicts of Interest.”

Summary of Fund Expenses

Comment 12.

Please reformat the table within the “Summary of Fund Expenses” section to clarify that “Annual Expenses” are a separate heading for the “Management Fee,” “Program Fees,” “Acquired Fund Fees and Expenses,” “Other Expenses” and “Total Annual Expenses” line items.

Response 12. In response to the Staff’s comment, the Funds confirm that “Annual Expenses” now appear as a separate subheading in the table within the “Summary of Fund Expenses” section of the Prospectus.

Comment 13.	Please clarify that participation in the Program is voluntary within the notes to the “Summary of Fund Expenses” section.

Response 13. In response to the Staff’s comment, the Funds inform the Staff that the bolded disclosure below has been added to the notes to the “Summary of Fund Expenses” section:

The Program Fees apply to investors seeking allocation advice from the Investment Manager through the Program. An investor who does not participate in the Program would not be subject to the Program Fees. Investors who are not seeking advice from the Investment Manager regarding the allocation of their assets among the Funds may make direct investments in a Fund or the Funds.

Comment 14.	Please provide additional information on why the line item “Trading Expenses” is included in the table for each Fund’s Acquired Fund Fees and Expenses.

Response 14. In response the Staff’s comment, the Funds inform the Staff supplementally that, as per the disclosure within footnote 2 to the Summary of Fund Expenses section: “The Portfolio Funds’ trading expenses are the by-product of leveraging or hedging activities employed by the Portfolio Managers in order to seek to enhance or preserve the Portfolio Funds’ returns.” The Funds include a separate line item for “Trading Expenses,” as opposed to including such expenses in the “Operating Expenses” line item, to provide their Members with more detailed information on the breakdown of the Acquired Fund Fees and Expenses such Members will bear, particularly the interest expenses associated with the Portfolio Funds’ use of leverage. We believe this presentation conforms generally with the requirements of Instruction 10 to Item 3 of Form N-2.

Prospectus

Comment 15.

Please reformat in bold font the following statement made under the subheading “Incentive Allocation” on page 27 of the Prospectus: “Although the gains on which the incentive fee or allocation is calculated may never be realized, the Portfolio Manager generally has no obligation to refund any performance fees that have been paid based on unrealized gains.”

Response 15. In response the Staff’s comment, the Funds inform the Staff that the requested change has been made.

*        *        *

As you have requested and consistent with SEC Release 2004-89, each Fund hereby acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Clifford R. Cone at (212) 878-3180 or me at (212) 878-3066. Thank you.

Best Regards,

/s/ Matthew A. Babinsky

Matthew A. Babinsky

Clifford Chance US LLP

cc:	Harold Schaaff
Reid Conway
Leonard B. Mackey, Jr.
Clifford R. Cone